CROSS MARKETING AGREEMENT

THIS CROSS MARKETING AGREEMENT (the “Agreement”) is entered into as of this 9th day of November, 2012 between eWinery Solutions (the “Company"), NXT-Wine Mobile LLC (“NXT”)and Consumer Impulse, Inc., ("PARTNER").  Whereas, the Company desires to have PARTNER provide services to the Company’s clients, and the Company desires to facilitate the sale of PARTNER’s services to the Company’s clients.  Now, therefore, in consideration of the covenants and agreements hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

1.  Duties and Responsibilities.  PARTNER will provide, as requested, consulting, email marketing and related customer acquisition services to all of the Company’s clients who contract directly with PARTNER for services, and which clients PARTNER and Company mutually agree are clients to whom PARTNER may provide such services (such clients, the “Clients”).  Attached to this Agreement as Exhibit A and incorporated herein by reference is a description of the contemplated PARTNER  and NXT services.  PARTNER’s service charges for these activities are and will be set at PARTNER’s sole discretion.  The Company agrees to make best efforts to actively market PARTNER to the Company’s Clients in many ways, including but not limited to face to face promotion; direct mailing; and being featured on the Company’s website. The PARTNER product offerings will be integrated, if mutually agreed to by PARTNER and Company, into the Company’s software administration panel for ease of use by the Company’s clients.

2.  Compensation.  The Company will receive a referral fee and/or other compensation according to the REFERRAL FEE SCHEDULE as a result of the Company’s efforts to market PARTNER’s services to the Clients.  The parties agree that compensation pursuant to this Agreement shall be determined and owed solely on a cash received basis.  Regardless of when services to a Client are rendered to or contracted for, compensation shall not be owed under this Agreement until PARTNER receives valid payment from the Client.  The Company shall not be entitled to any revenue from Clients accounted for or received prior to the date of the signing of this Agreement.  PARTNER shall pay compensation owed under this Agreement on a monthly basis on the 5th of each month.

3.  Termination of the Agreement.  This Agreement will continue for an initial term of two years, and shall be renewed annually thereafter unless either party gives notice of cancellation at least 60 days prior to the anniversary date of the renewal.

4. Confidentiality.

(a) The parties acknowledge that as a result of this Agreement: (i) they will have access to and knowledge of confidential information of each other including but not limited to private financial information and client contact and preference information that was not previously known to the parties and is not generally known to the public or to competitors(the "Confidential Information"); (ii) the direct and indirect disclosure of any such Confidential Information to existing or potential competitors of either or both of the parties would place the party in question at a competitive disadvantage and would do damage, monetary or otherwise, to the business; and (iii) the engaging by a party in any of the activities prohibited by this Section may constitute improper appropriation and/or use of such information and trade secrets.  The parties expressly acknowledge the trade secret status of the Confidential Information and that the Confidential Information constitutes a protectable business interest.  Accordingly, the Company, PARTNER and NXT agree as follows:

(i)

During the term of this Agreement and at all times thereafter, the parties shall not, without written permission, directly or indirectly, whether individually, as a director, stockholder, owner, partner, employee, principal or agent of any business, or in any other capacity, make known, disclose, furnish, make available or utilize any of the Confidential Information, other than in the proper performance of the duties contemplated herein; and

(ii)

The parties agree to return all Confidential Information, including all photocopies, extracts and summaries thereof, and any such information stored electronically on tapes, computer disks or in any other manner upon the termination of this Agreement for any reason.

(b) The parties acknowledge that a material breach or threatened breach of any of the provisions contained in this Section will cause the non-breaching party irreparable injury.  The parties therefore agree that the non-breaching party shall be entitled, in addition to any other right or remedy, to a temporary, preliminary and permanent injunction, without the necessity of proving the inadequacy of monetary damages or the posting of any bond or security, enjoining or restraining the party in question from any such violation or threatened violations.

(c) The parties acknowledge and agree that due to the uniqueness of the contemplated services and confidential nature of the information exchanged, the covenants set forth in this Agreement are reasonable and necessary for the protection of the business and goodwill of the parties.  For purposes of this Section, the Company shall be construed to include its respective subsidiaries and affiliates. The provisions set forth in this Section shall survive and remain in full force and effect after the expiration or termination of this Agreement for any reason.

(d) For the purposes of this Agreement, Confidential Information shall not include information that (i) at the time of disclosure is, or thereafter becomes, generally available to and known by the public other than as a result of, directly or indirectly, any breach of this Agreement by the recipient or any of its representatives; (ii) at the time of disclosure is, or thereafter becomes, available to the recipient on a non-confidential basis from a third-party source, provided that such third party is not and was not prohibited from disclosing such Confidential Information to the recipient by any contractual obligation; (iii) was known by or in the possession of the recipient, as established by documentary evidence, prior to being disclosed by or on behalf of the disclosing party pursuant to this Agreement; or (iv) was or is independently developed by the recipient, as established by documentary evidence, without reference to or use of, in whole or in part, any of the disclosing party's Confidential Information.

5.  Scope of Relationship.  PARTNER and NXT are independent entities and are not a partner or co-venturer of the Company.  The manner in which PARTNER’s services are rendered shall be within PARTNER’s sole control and discretion.  PARTNER is free to solicit business of any nature from any third party including existing clients of the Company.  PARTNER is not authorized to obligate the Company in any manner without the prior express written or verbal authorization from an officer of the Company.

6. Exclusivity.  PARTNER agrees not to cross market comparable email and customer acquisition programs which include integration services with other wine industry ecommerce software companies without the written permission of the Company, during the term of this agreement.  The Company hereby permits PARTNER to cross market comparable email and customer acquisition programs which include integration services with NXT. The Company agrees not to offer or implement, or partner with, any other third party service providers that compete with PARTNER in providing email or customer acquisition programs during the term of this Agreement, without the written permission of PARTNER, unless specifically requested and contracted for by the Company’s clients.

7.  Accounting.  The parties agree to provide a quarterly accounting detailing all aspects of how payment owed pursuant to this Agreement was determined.  A party may obtain an additional accounting at any time on 15 day written notice.

8. Indemnification.  The Company agrees to indemnify and hold PARTNER harmless for, from and against any and all losses, claims, damages, liabilities or actions related to or arising out of the engagement hereunder (except to the extent such loss, claim, damage, liability or action arises as a result of the gross negligence or willful misconduct of PARTNER).

9.  Entire Agreement.  This Agreement sets forth the entire agreement between the parties with respect to their subject matter and merge and supersede all prior discussions, agreements and understandings of every kind and nature between them and neither party shall be bound by any term or condition other than as expressly set forth or provided for in this Agreement.  This Agreement may not be changed or modified except by an agreement in writing, signed by the parties hereto.

10.  Waiver.  The failure of either party to this Agreement to enforce any of its terms, provisions or covenants shall not be construed as a waiver of the same or of the right of such party to enforce the same.  Waiver by either party hereto of any breach or default by the other party of any term or provision of this Agreement shall not operate as a waiver of any other breach or default.

11.  Severability.  In the event that any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remainder of the Agreement shall not in any way be affected or impaired thereby.  Moreover, if any one or more of the provisions contained in this Agreement shall be held to be excessively broad as to duration, activity or subject, such provisions shall be construed by limiting and reducing them so as to be enforceable to the maximum extent allowed by applicable law.

12.  Notices.  Any notice given hereunder shall be in writing and shall be deemed to have been given when delivered by messenger or courier service (against appropriate receipt), or mailed by registered or certified mail (return receipt requested), addressed as follows:

If to the Company:	COO, eWinery Solutions	If to: PARTNER: CEO, Consumer Impulse, Inc
	1700 Soscol Ave, Suite 3	1203 19th St NW, Suite 300
	Napa, California 94558	Washington, DC 20036

or at such other address as shall be indicated to either party in a writing served in compliance with this Section.

13.  Successors.  This Agreement shall be binding upon and inure to the benefit of and be enforceable by PARTNER and the Company.  Should the Company or PARTNER have a change in ownership the agreement will remain in force for non-competitor purchasers.

14. Governing Law and Venue.  This Agreement shall be governed by and construed in accordance with the laws of California, without regard to its conflict of law rules.  The parties agree that this Agreement was executed in Napa County and is to be performed within Napa County.  As such, any action brought regarding this Agreement may and must be brought in Napa County Superior Court or the Northern District of California.

15. Attorneys' Fees. In the event of any dispute with respect to this Agreement that results in a legal proceeding including but not limited to actions before the Department of Labor, private mediation, private or compulsory arbitration, or suits filed in state or federal court, the substantially prevailing party shall be entitled to recover its reasonable attorneys’ fees and costs incurred.

16. Descriptive Headings.  The paragraph headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

17. Counterparts.  This Agreement may be executed in one or more counterparts, which, together, shall constitute one and the same agreement.

18. Authority.  Each of the parties hereby represents that it has the authority to enter into this Agreement and understands each of the terms of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

EXHIBIT A

[Service Description]

NXT:

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Account management of Clients

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Interface with PARTNER on campaign set up and campaign management

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Consulting on wine programs

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Email marketing to all Clients

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Personal telephone, email, and in person solicitations to targeted accounts.

PARTNER:

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Campaign Fulfillment

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Campaign Management

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Reporting to Company on campaign performance

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Billing

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Revenue Share distribution

REFERRAL FEE SCHEDULE

During the Term, the Company and NXT shall be eligible to earn Fees based on the Revenue received and recognized by PARTNER from Clients as follows:

Revenue received and recognized by PARTNER	PARTNER	Company	NXT
$0- $10,000	70%	15%	15%
$10,001 onwards	50%	25%	25%

The amount of “Revenue” forming the basis for fees are revenues from the sale of PARTNER services to a Client, net of any discounts, rebates charge-backs and other credits, as recognized in PARTNER external financial reporting according to US GAAP or the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

For NXT to be eligible to earn any Fees, NXT must be actively managing the Client.